Cytonics Corporation

Audited Financial Statements

December 31, 2019 and 2018

Table of Contents



D. BROOKS
& ASSOCIATES CPAs

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Cytonics Corporation

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Cytonics Corporation (the Company) as of December 31, 2019 and 2018, and the related statements of operations, stockholders' equity (deficit), and cash flows for each of the years in the two-year period ended December 31, 2019, and the related notes to the financial statements (collectively referred to as the financial statements).

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt Regarding Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has incurred operating losses, has incurred negative cash flows from operations and has an accumulated deficit. These and other factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plan regarding these matters is also described in Note 3 to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

D. Brooks and Associates CPAs, P.A.

D. Brooks and Associates CPAs, P.A.

We have served as the Company's auditor since 2017.

Palm Beach Gardens, Florida

March 5, 2020

4440 PGA Blvd, Suite 104 ■ Palm Beach Gardens, Florida 33410 ■ Main Office: 561.429.6225 ■ Fax: 561.282.3444

dbrookscpa.com

Cytonics Corporation
Balance Sheets
December 31, 2019 and 2018

Assets

	2019	2018
Current assets:		
Cash	$ 537,592	$ 772,330
Accounts receivable, net	18,417	42,750
Prepaid expenses	28,354	-
Total current assets	584,363	815,080
Deferred offering costs	59,186	44,172
Intangible assets, net	413,059	355,005
Total assets	$ 1,056,608	$ 1,214,257

Liabilities and Stockholders' Equity (Deficit)

	2019	2018
Current liabilities:		
Accounts payable and accrued liabilities	$ 157,633	$ 90,318
Total current liabilities	157,633	90,318
Convertible notes payable, net of debt discounts	961,904	694,000
Convertible notes payable, related parties	100,000	100,000
Total liabilities	1,219,537	884,318
Stockholders' equity (deficit):		
Convertible Initial Preferred Stock, $.001 par value; 150,000 shares authorized, issued and outstanding	150	150
Convertible Series-A Preferred Stock, $.001 par value; 1,500,000 authorized; 576,190 shares issued and outstanding	576	576
Convertible Series-B Preferred Stock, $.001 par value; 6,000,000 authorized; 2,574,865 shares issued and outstanding	2,575	2,575
Common Stock, $.001 par value; 50,000,000 authorized, 9,547,120 shares issued and outstanding	9,547	9,547
Additional paid-in capital	16,191,691	15,707,637
Accumulated deficit	(16,367,468)	(15,390,546)
Total stockholders' equity (deficit)	(162,929)	329,939
Total liabilities and stockholders' equity (deficit)	$ 1,056,608	$ 1,214,257

See accompanying notes to the financial statements.

Cytonics Corporation
Statements of Operations
For the Years Ended December 31, 2019 and 2018

	2019	2018
Revenues:		
Service revenues	$ 23,500	$ 24,000
License and royalty revenues	341,669	270,000
Total revenues	365,169	294,000
Operating Expenses:		
Research and laboratory expenses	544,223	350,900
Payroll expense	249,800	191,228
Selling, general, and administrative expenses	161,934	67,302
Professional fees	135,143	148,950
Depreciation and amortization	28,823	24,151
Impairment loss	-	53,059
Total operating expenses	1,119,923	835,590
Loss from operations	(754,754)	(541,590)
Other (expense) income:		
Interest income	5,265	6,431
Other income	-	6,278
Amortization of debt discount	(131,314)	-
Interest expense	(96,119)	(35,609)
Total other expense	(222,168)	(22,900)
Net loss before income taxes	(976,922)	(564,490)
Income taxes	-	-
Net loss	$ (976,922)	$ (564,490)
Net loss per share, basic and diluted	$ (0.10)	$ (0.06)
Weighted average shares outstanding, basic and diluted	9,547,120	9,546,120

See accompanying notes to the financial statements.

Cytonics Corporation
Statements of Changes in Stockholders' Equity (Deficit)
For the Years Ended December 31, 2019 and 2018

	Common Stock		Initial Convertible Preferred Stock		Series-A Convertible Preferred Stock		Series-B Convertible Preferred Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Equity (Deficit)
	Shares	Par Value	Shares	Par Value	Shares	Par Value	Shares	Par Value			
Balance, December 31, 2017	9,535,120	$ 9,535	150,000	$ 150	576,190	$ 576	2,574,865	$ 2,575	$ 15,633,059	$ (14,826,056)	$ 819,839
Exercise of stock options	12,000	12	-	-	-	-	-	-	4,488	-	4,500
Stock-based compensation	-	-	-	-	-	-	-	-	70,090	-	70,090
Net loss	-	-	-	-	-	-	-	-	-	(564,490)	(564,490)
Balance, December 31, 2018	9,547,120	$ 9,547	150,000	$ 150	576,190	$ 576	2,574,865	$ 2,575	$ 15,707,637	$ (15,390,546)	$ 329,939
Stock-based compensation	-	-	-	-	-	-	-	-	92,051	-	92,051
Beneficial conversion feature on convertible notes	-	-	-	-	-	-	-	-	392,003	-	392,003
Net loss	-	-	-	-	-	-	-	-	-	(976,922)	(976,922)
Balance, December 31, 2019	9,547,120	$ 9,547	150,000	$ 150	576,190	$ 576	2,574,865	$ 2,575	$ 16,191,691	$ (16,367,468)	$ (162,929)

See accompanying notes to the financial statements.

Cytonics Corporation
Statements of Cash Flows
For the Years Ended December 31, 2019 and 2018

	2019	2018
Cash flows from operating activities:		
Net loss	$ (976,922)	$ (564,490)
Adjustments to reconcile net loss to net cash used in operating activities:		
Amortization	28,823	24,151
Amortization of debt discounts	131,314	-
Impairment loss	-	53,059
Stock-based compensation	92,051	70,090
(Increases) decreases in assets:		
Accounts receivable	24,333	(39,750)
Prepaid expenses	(28,354)	2,845
Decrease in liabilities:		
Accounts payable and accrued expenses	67,315	38,613
Net cash used in operating activities	(661,440)	(415,482)
Cash flows from investing activities:		
Purchase of intangible assets	(86,877)	(46,825)
Net cash used in investing activities	(86,877)	(46,825)
Cash flows from financing activities:		
Proceeds from issuance of convertible debt, net	528,593	694,000
Proceeds from issuance of convertible debt, related parties	-	100,000
Proceeds from exercise of stock options	-	4,500
Deferred offering costs	(15,014)	(44,172)
Net cash provided by financing activities	513,579	754,328
Net (decrease) increase in cash	(234,738)	292,021
Cash, beginning of year	772,330	480,309
Cash, end of year	$ 537,592	$ 772,330
<u>Supplemental cash flow information:</u>		
Cash paid for interest	$ 15,747	$ 15,747
Cash paid for taxes	$ -	$ -
<u>Schedule of non-cash financing activity:</u>		
Beneficial conversion feature on convertible notes payable	$ 392,003	$ -

See accompanying notes to the financial statements.

Note 1 – Nature of Business

Cytonics Corporation (the "Company") is a research and development company that develops therapies and diagnostics for back and joint pain, which it then licenses to unrelated third parties. The Company was incorporated in the State of Florida under the name Gamma Spine, Inc. on July 19, 2006 and was renamed Cytonics Corporation on April 17, 2007.

Note 2 – Summary of Significant Accounting Policies

Basis of Presentation
The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP).

During 2018, the Company affected a 2:1 split of its common stock. All shares of common stock have been adjusted to reflect post-split amounts for all periods presented.

Use of Estimates
The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying Notes. Actual results could differ materially from those estimates.

Cash and Cash Equivalents
Cash includes cash deposited in major financial institutions, which at times may exceed Federal Deposit Insurance Corporation insurance limits.

The Company considers highly liquid investments with maturities of three months or less from the date of purchase to be cash equivalents. These investments are carried at cost, which approximates fair value. As of December 31, 2019 and 2018 the Company had no cash equivalents.

Revenue Recognition
The Company adopted ASU 606, "Revenue from Contracts with Customers" on January 1, 2018, using the modified retrospective method, which did not have a material impact on the timing and amount of license royalty and service revenues. At the execution of an agreement with a customer, management first assesses if the agreement meets the criteria of a contract as described by ASC 606.

For agreements falling within the scope of ASC 606, revenue is recognized when obligations under the terms of a contract with a customer are satisfied; generally this occurs with the transfer of control or access of the company's licenses or performance of services. Revenue is measured as the amount of consideration the company expects to receive in exchange for transferring goods or providing services. A performance obligation is a promise in a contract to transfer a distinct good or service to the customer, and is the unit of account in the contract. A contract's transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied.

Note 2 – Summary of Significant Accounting Policies, continued

Revenue Recognition, continued

Contracts with customers consist of licensing arrangements and research and development related services. Revenues from licensing and royalty fees are received from the granting of exclusive sales, marketing, manufacturing and distribution rights associated with the Company's functional intellectual property. The Company's performance obligation is satisfied at a point in time (upon delivery to the customer), where the Company has no remaining obligation to support or maintain the intellectual property licensed to the customer. Revenues are recognized over time when the Company is creating or enhancing an asset that the customer controls as the asset is created or enhanced or the Company's performance does not create an asset with an alternative use and the Company has an enforceable right to payment for performance completed.

The Company recognizes revenue from license and royalty fees based on a percentage of aggregate product sales generated by the customer or a minimum guaranteed monthly or quarterly royalty amount as the sale occurs the fee becomes due or in accordance with the terms of the agreement. License and royalties due under the agreements not yet received have been reflected as accounts receivable on the balance sheets.

The Company also generates revenues for running diagnostic tests. The service is invoiced and the revenue is recognized upon completion of the test and after the test results are reported to the customer, which is at the point the Company has satisfied its performance obligation.

The Company's revenues accounted for under ASC 606 do not require significant estimates or judgments based on the nature of the Company's revenue streams. The royalty fee for or service fee generally is fixed at the point of sale and all consideration from the contract is included in the transaction price. The Company's contracts do not include multiple performance obligations or variable consideration. Since the Company's revenue is generated from a small number customer contracts, the Company does not have material contract assets or liabilities that fall under ASC 606.

During the year ended December 31, 2019, the Company received consideration from a customer in connection with the granting of exclusive sales, marketing, manufacturing and distribution rights associated with the Company's functional intellectual property. At execution, management assessed this agreement and determined the agreement did not meet the criteria of a contract with a customer as prescribed by *ASC 606-10-25-1 Revenue from Contracts with Customers*. Management ultimately concluded that collection of the total consideration for which it is entitled to in exchange for providing access to its functional intellectual property was not probable at the date the contract was executed and remains not probable at December 31, 2019. Upon execution of the contract, the Company required a $100,000 nonrefundable fee. During the year ended December 31, 2019, this nonrefundable fee was received from the customer and was recorded as revenue upon the Company providing access to the functional intellectual property. It was at this point in time that the Company completed its performance obligations and would have met the criteria of recognizing the consideration from the customer on the contracts not within the scope of ASC 606, as revenue.

Note 2 – Summary of Significant Accounting Policies, continued

Intangible Assets

The Company's intangible assets consist of five U.S. patents (US 9,352,021, US 9,498,514, US 7,709,215, US 8,338,572, and US 8,841,079), three U.K. patents (GB2501611, GB2503131 and GB252256), and one patent issued each in Europe, China and Australia. The Company also has a significant number of additional patents pending and in development. The cost of issued patents are capitalized and amortized over the life of the patents which is 17 years. The costs of patents in development are expensed as incurred. The unamortized costs associated previously capitalized patents that have expired or abandoned are written off.

Long-Lived Assets

The Company reviews its long-lived assets and certain identifiable intangible assets held and used for possible impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. In evaluating the fair value and future benefit of its tangible and intangible assets, management performs an analysis of the anticipated undiscounted future net cash flows of the individual assets over the remaining estimated economic useful lives. The company recognizes an impairment loss if the carrying value of the asset exceeds the expected future cash flows. The Company recorded an impairment loss associated with certain patents that expired or had been abandoned during 2018.

Fair Value of Financial Instruments

The carrying amounts of cash, accounts receivable, accounts payable and accrued liabilities, and convertible notes approximate their fair values because of the short maturities and/or market interest of these financial instruments.

Contingencies

The Company records contingent liabilities resulting from asserted and unasserted claims when it is probable that a liability has been incurred and the amount of the loss is reasonably estimable. Contingent liabilities are disclosed when there is a reasonable possibility that the ultimate loss will exceed the recorded liability. The process of estimating probable losses requires professional judgment in the analysis of multiple factors, in some cases including judgments about the potential actions of third party claimants and courts.

Concentrations of Risk

In the normal course of business, the Company is potentially subject to concentrations of credit risk in its trade receivables. Although the Company is directly affected by the financial condition of its customers, management does not believe significant credit risks exist at December 31, 2019 or 2018. Generally, the Company does not require collateral or other securities to support its Trade Receivables. See Notes 10 and 11.

Note 2 – Summary of Significant Accounting Policies, continued

Share-Based Payments
The Company measures the cost of services received in exchange for an award of equity instruments based on the grant date fair value of the award, which is recognized as compensation expense over the vesting term.

In June 2018, the Financial Accounting Standards Board ("FASB") issued ASU No. 2018-07, Improvements to Share-Based Payment Accounting (Topic 718). This ASU was issued to simplify the accounting for share-based payments to nonemployees by aligning much of the guidance on measurement and classification with the accounting for share-based payments to employees. The Company has elected early adoption of this ASU to conform its accounting for share-based compensation to employees and nonemployees.

Income Taxes
The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined on the basis of the differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

The Company recognizes deferred tax assets to the extent that management believes these assets are more likely than not to be realized. In making such a determination, management considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that the Company would be able to realize deferred tax assets in the future in excess of their net recorded amount, the Company would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

Recently Issued Accounting Standards
Cash Flows
In August 2016, the FASB issued ASU No. 2016-15, *"Classification of Certain Cash Receipts and Cash Payments"*, which addresses eight specific cash flow issues with the objective of reducing diversity in practice. This update is effective for the Company beginning in 2020 and should be applied using a retrospective transition approach.

Note 2 – Summary of Significant Accounting Policies, continued

Recently Issued Accounting Standards, continued
Leases
In February 2016, the FASB issued ASU No. 2016-02, *"Leases"*. The new standard establishes a right-of-use (ROU) model that requires a lessee to record a ROU asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. The Company adopted the ASU No. 2016-02 on January 1, 2019, which had no effect as the Company's lease is on a month-to-month basis.

Accounting for Certain Financial Instruments with Down Round Features
In July 2017, the FASB issued ASU No. 2017-11, *Earnings Per Share (Topic 260); Distinguishing Liabilities from Equity (Topic 480); Derivatives and Hedging (Topic 815):* (Part I) Accounting for Certain Financial Instruments with Down Round Features, (Part II) Replacement of the Indefinite Deferral for Mandatorily Redeemable Financial Instruments of Certain Nonpublic Entities and Certain Mandatorily Redeemable Noncontrolling Interests with a Scope Exception (ASU 2017-11).

Part I of ASU 2017-11 simplified the accounting for certain financial instruments with down round features, a provision in an equity-linked financial instrument (or embedded feature) that provides a downward adjustment of the current exercise or conversion price based on the price of future equity offerings. Previous accounting guidance created cost and complexity for organizations that issue financial instruments with down round features by requiring, on an ongoing basis, fair value measurement of the entire instrument or conversion option each reporting period.

ASU 2017-11 requires companies to disregard the down round feature when assessing whether the instrument is indexed to its own stock, for purposes of determining liability or equity classification. Companies that provide earnings per share (EPS) data will adjust their basic EPS calculation for the effect of the feature when triggered (i.e., when the exercise or conversion price of the related equity-linked financial instrument is adjusted downward because of the down round feature) and will recognize the effect of the trigger within equity.

The provisions of ASU 2017-11 related to down rounds became effective for public business entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018 (fiscal 2020 for the Company). The Company is currently evaluating the effect this ASU will have on its financial statements. Early adoption is permitted.

Reclassifications
Certain reclassifications of prior year amounts have been made to conform to the 2018 presentation. These reclassifications had no effect on net loss or loss per share as previously reported.

Subsequent Events
Management has evaluated subsequent events and transactions for potential recognition or disclosure in the financial statements through March 5, 2020, the date these financial statements were available to be issued.

Note 3 –Going Concern

As shown in the accompanying financial statements, the Company has sustained a net loss of approximately $1.0 million for the year ended December 31, 2019 and has an accumulated deficit at December 31, 2019 of approximately $16.4 million.

To date, the Company has funded its research and development and operating activities through sales of debt and equity securities, grant funding and licenses of its products.

The Company intends to continue to seek funding through investments by strategic partners and from private and public sales of securities until such time that the Company generates sufficient cash flow to sustain its operations.

There is no guarantee that the Company will be able to raise sufficient capital or generate a level of revenues to sustain its operations. Management believes that the Company's capital requirements depend on many factors, including liquidity necessary for the continued development and marketing of its products. These financial statements do not include any adjustments relating to the carrying amounts of recorded assets or the carrying amounts and classification of recorded liabilities that may be required should the Company be unable to continue as a going concern.

Note 4 – Intangible Assets

The following is a summary of activity related to intangible assets, which consists of capitalized patent costs, for the years ended December 31, 2019 and 2018:

	Patents
Carrying value at December 31, 2017	$ 385,390
Additions	46,825
Impairment loss	(53,059)
Amortization	(24,151)
Carrying value at December 31, 2018	355,005
Additions	86,877
Amortization	(28,823)
Carrying value at December 31, 2019	$ 413,059

Note 4 – Intangible Assets, continued

Future amortization of intangible assets is as follows:

2020	$	28,900
2021		28,900
2022		28,900
2023		28,900
2024		28,900
Thereafter		268,559
	$	413,059

Amortization expense was $28,823 and $24,151 for the years ended December 31, 2019 and 2018, respectively.

Note 5 – Convertible Notes

2018 Notes

During 2018, the Company initiated a private placement offering for the issuance of $1,000,000 in aggregate principal convertible promissory notes ("2018 Notes"), resulting in the issuance of multiple notes in the aggregate principal amount of $794,000, inclusive of a $50,000 note to a principal stockholder and chairman of the board and $50,000 note to the former Company's Chairman of the Board and the current chief financial officer. During 2019, an additional $10,000 promissory note was issued with the same terms. The 2018 Notes bear interest at a rate of 10% per year, payable quarterly, on March 31, June 30, September 30 and December 31 of each year, with a maturity date of June 30, 2021. As of December 31, 2019 and 2018, the total principal outstanding on the 2018 Notes was $804,000 and $794,000, respectively.

Prior to the completion of an Initial Public Offering ("IPO"), as defined, the holders of the 2018 Notes may elect to convert all outstanding principal and accrued interest into shares of Common stock at a conversion price of $1.60 per share, and at a conversion price equal to the sale price of the Common stock at any time following the completion of an IPO.

Subsequent to completion of an IPO of at least $1,000,000, the Company may elect to require holders of the 2018 Notes to convert all of the outstanding principal and accrued interest into shares of Common Stock at a conversion price equal to 80% of the sale price of the Common Stock in the IPO.

2019 Notes

During 2019, the Company issued convertible promissory notes in the aggregate amount of $486,511 (the "2019 Notes"). The issuance of the 2019 Notes resulted in the Company receiving net proceeds of $418,593. The 2019 Notes bear interest at a rate of 5% compounded each calendar quarter commencing with June 30, 201 9. All outstanding principal and accrued interest are due May 2021 ("Maturity Date"). As of December 31, 2019, the total principal outstanding on the 2019 Notes was $486,511.

Note 5 – Convertible Notes, continued

2019 Notes, continued

Of the total 2019 Notes, $23,167 was issued as consideration related to debt issuance costs. In addition, the Company paid debt issuance costs of $44,751 for total aggregate debt issuance of costs of $67,918 which have been recorded as discount on the debt to be amortized over the twenty -four-month term of the 2019 Notes.

The 2019 Notes will automatically convert to equity upon the occurrence of: 1) the sale and issuance of preferred stock in which the Company receives gross proceeds of $ 1,000,000 or more ("Qualified Equity Financing") or 2) a Corporate Transaction, as defined in the agreement. If automatic conversion does not occur by the Maturity Date, the 2019 Note holders can elect, by a majority, to require the Company to pay the outstanding balance or convert the 2019 Notes into shares.

Upon conversion, the conversion price shall be based on the following:

Qualified Equity Financing – the lower of: a) a 20% discount to the price paid per share for the preferred stock (the "Discount") issued in the Qualified Equity Financing or b) the quotient resulting from dividing $32,400,000 (the "Valuation Cap") by the fully-diluted shares outstanding immediately prior to the closing of the Qualified Equity Financing. Upon conversion, the 2019 Note holders will receive shares equivalent to shares issued in the Qualified Equity Financing except the liquidation preference per share shall equal the conversion price.

Corporate Transaction – the quotient resulting from dividing the Valuation Cap by the fully diluted shares outstanding immediately prior to the closing of a Corporate Transaction.

At Maturity – the quotient resulting from dividing the Valuation Cap by the fully diluted shares outstanding immediately prior to the closing of a Corporate Transaction.

If the 2019 Notes are converted due to a Corporate Transaction or At Maturity, the shares issued would be the Company's most senior class of preferred stock (see Note 6).

If the Company issues convertible debt in any future series separate from the 2019 Notes at a lower pre-money valuation cap or higher discount, the Valuation Cap and/or Discount on the 2019 Notes will be automatically amended to the lower Valuation Cap and/or higher Discount, as applicable.

The above conversion features embedded in the 2019 Notes resulted in the Company recognizing a beneficial conversion feature, measured at its intrinsic value on issuance date, of approximately $392,000, which was recorded as discount to the debt and additional paid in capital. The debt discount is being amortized over the term of the 2019 Notes.

Note 5 – Convertible Notes, continued

2019 Notes, continued

During the year ended December 31, 2019, the Company recognized aggregate amortization expense of $131,314, related to the beneficial conversion feature and debt issuance costs which is included on the statements of operations. As of December 31, 2019, the aggregate unamortized debt discount was $328,607.

Promissory Note

On October 31, 2019, the Company issued a promissory note with an unrelated individual in the amount of $100,000. The promissory note bears interest at 10% and is due October 31, 2024. The note holder may elect to convert all, but only all, of the outstanding principal and accrued interest into shares as follows: 1) prior to an initial public offering (IPO) at a conversion price of $2.00 or 2) at the completion of an IPO, at a conversion price equal to the share price paid in the IPO less a 10% discount.

At December 31, 2019 and 2018, the aggregate accrued interest on the 2018 Notes, 2019 Notes and Promissory Note was $36,411 and $19,982, respectively, which is included in the caption accounts payable and accrued liabilities on the balance sheets.

A summary of the convertible note balances, with unrelated parties, is as follows as of December 31,:

	2019	2018
Principal balance	$ 1,290,511	$ 694,000
Unamortized discounts	(328,607)	-
Ending balance, net	$ 961,904	$ 694,000

At December 31, 2019 and 2018, $100,000 of the 2018 Notes have been presented on the balance sheets as convertible notes payable, related parties.

Note 6 – Stockholders' Equity

Common Stock

At December 31, 2019 and 2018, the Company had 9,547,120 shares of common stock issued and outstanding. The holders of common stock are entitled to one vote for each share held of record upon such matters and in such manner as may be provided by law. Subject to preferences applicable to any shares of the Company's outstanding Preferred Stock, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available therefore. In the event of a liquidation, dissolution or winding up of the Company, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and liquidation preferences of any shares of the Company's outstanding Preferred Stock. Holders of common stock have no pre-emptive rights or rights to convert their common stock into any other securities. There is no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and non-assessable.

Note 6 – Stockholders' Equity, continued

Common Stock, continued

During 2018, the Company issued 12,000 shares of common stock upon exercise of vested stock options, and received cash proceeds of $4,500 upon exercise.

Preferred Stock

At December 31, 2019 and 2018, the Company had (1) 150,000 shares of Initial Convertible Preferred Stock (Initial Preferred), (2) 576,190 shares of Series A Convertible Preferred Stock (Series A Preferred), and (3) 2,574,865 shares of Series B Convertible Preferred Stock (Series B Preferred) issued and outstanding. The Initial Convertible Preferred stock has a liquidation preference of $2 per share ($300,000). The Series A Convertible Preferred Stock has a liquidation preference of $4 per share ($2,304,760). The Series B Convertible Preferred Stock has a liquidation preference in the amount paid by the holders (ranging from $2.50 to $4 per share, $7,360,960 in the aggregate). In the event of any liquidation event, the order of liquidation preference is as follows: the (1) Initial Preferred Stock (in parity with Series A Preferred), (2) Series A Preferred (in parity with Initial Preferred Stock) and (3) Series B Preferred.

Each share of Initial Preferred Stock is convertible into 2.4 shares of Common Stock, and both the Series A and Series B Preferred stock are each convertible into two (2) shares of Common Stock.

Note 7 – Stock-Based Compensation

In April 2007, the Company's shareholders adopted the 2007 Stock Incentive Plan ("2007 Plan"), providing for the grant of stock options and restricted stock awards to employees, non-employee service providers and Board members. Plan Options granted under the plan may include non-statutory stock options as well as incentive stock options intended to qualify under Section 422 of the Internal Revenue Code. Awards under the 2007 may be granted only during the ten years immediately following the effective date of the Plan.

During 2018, the Company's Board adopted the 2018 Stock Incentive Plan ("2018 Plan"), effectively replacing the 2007 Plan, to provide for the issuance of up to 5,000,000 shares of stock through the grant of stock options, restricted stock or restricted stock units. During 2019, the Company granted options to purchase 100,000 shares of common stock at an exercise price of $2.00 per share and a grant date fair value of $0.246.   During 2018, the Company granted options to purchase 824,800 shares of common stock at exercise prices of $1.00 and $2.00 and a weighted average grant date fair value of $0.20.

At December 31, 2019, the Company has options outstanding to purchase 5,825,270 shares of common stock under the 2007 and 2018 Plans at exercise prices ranging from $0.05 to $2.00 per share and with remaining vesting periods of one to five (5) years.

Note 7 – Stock-Based Compensation, continued

The Company determined the grant date fair value of the options granted using the Black Scholes Method using the following assumptions:

	2019	2018
Expected Volatility	93.00%	99% - 103%
Expected Term	5 years	3.0 - 5.0 Years
Risk Free Rate	2.50%	2.29% - 2.52%
Dividend Rate	0.00%	0.00%

The following is a summary of the Company's stock option activity:

	2019		2018	
	Number of Options	Weighted-Average Exercise Price	Number of Options	Weighted-Average Exercise Price
Outstanding at January 1	6,117,470	$ 0.74	5,318,870	$ 0.35
Granted	100,000	$ 2.00	824,800	$ 1.52
Exercised	-	$ -	(12,000)	$ 0.38
Expired	(392,200)	$ 0.49	(14,200)	$ 0.20
Outstanding at December 31	5,825,270	$ 0.78	6,117,470	$ 0.74
Exercisable at December 31	5,484,503	$ 0.72	5,482,268	$ 0.67

The following table summarizes stock option information at December 31, 2019:

Exercise Price	Outstanding	Weighted Average Contractual Life (Years)	Exercisable	Weighted Average Contractual Life (Years)
$ 0.05	800,000	7.3	800,000	7.3
0.30	120,000	2.2	120,000	2.2
0.38	1,278,276	1.4	1,278,276	1.4
0.57	496,000	3.5	496,000	3.5
1.00	2,340,134	4.1	2,262,467	4.0
1.25	266,060	0.1	266,060	0.1
2.00	524,800	4.5	261,700	4.2
Total	5,825,270		5,484,503	

Note 7 – Stock-Based Compensation, continued

During the year ended December 31, 2019, 394,434 options vested with a weighted average grant date fair value of $.23. Stock compensation expense for the years ended December 31, 2019 and 2018 was approximately and $92,051 and $70,090, respectively, which is included in payroll expense on the statements of operations.

At December 31, 2019, there was 340,767 options unvested with an average grant date fair value of $.37 and approximately $127,500 of unrecognized compensation costs related to stock options which will be recognized over the weighted average remaining years of 2.19. The Company will recognize forfeitures as they occur.

Note 8 – Related Party Transactions

Upon expiration of the Company's office lease in 2017, the Company began leasing space from the Company's President on a month-to-month basis for $2,000 monthly. Total rent expense incurred on space leased from the Company's President was $24,000 for each of the years ended December 31, 2019, and 2018, which is included in selling, general and administrative expenses on the statement of operations.

During 2018, the Company issued two (2) convertible notes, each in the principal amount of $50,000 to related parties. See Note 5.

Note 9 – Commitments and Contingencies

From time-to-time, the Company may become involved in various claims and legal proceedings of a nature considered normal to its business. While it is not feasible to predict or determine the financial outcome of any proceedings, management does not believe that the resolve of unasserted claims and proceedings will result in a material adverse effect on the Company's financial position, results of operations or liquidity.

Note 10 – Concentration of Credit Risks

During the year ended December 31, 2019, the Company generated revenues from two (2) customers, and generated revenue from one customer during 2018. At December 31, 2019 and 2018, one (1) customer accounted for 100% of the total accounts receivable balance.

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash deposits in excess of the FDIC insured limit of $250,000. At December 31, 2019 and 2018, such cash balances were in excess of federally insured amounts by approximately $253,000 and $448,000, respectively.

Note 11 – Income Taxes

Components of income tax benefit are as follows for the years ended December 31:

	2019	2018
Current tax expense (benefit):		
Federal	$ -	$ -
State	-	-
	-	-
Deferred tax expense (benefit):		
Federal	$ 207,860	$ 237,853
State	9,442	10,803
Total	217,302	248,656
Change in valuation allowance	$ (217,302)	$ (248,656)
Total income tax expense (benefit)	$ -	$ -

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

The tax effects of temporary differences that give rise to deferred tax assets and liabilities are summarized as follows as of December 31:

	2019	2018
Deferred tax assets:		
Net operating loss	$ 2,522,176	$ 2,320,469
Stock options	273,839	248,484
Tax credits	263,834	263,834
Charitable contribution carryforward	1,521	1,521
Amortization	106,873	116,633
Total deferred income tax assets	$ 3,168,243	$ 2,950,941
Deferred income tax liabilities:		
Depreciation	-	-
Other	-	-
Total deferred income tax liabilities	-	-
Less: valuation allowance	$ (3,168,243)	$ (2,950,941)
Net deferred income tax asset	$ -	$ -

Note 11 – Income Taxes, continued

At December 31, 2019, the company had approximately $10M of net operating losses that begin expiring in 2032.

In assessing the ability to realize the deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent on the generation of future taxable income during the period in which these temporary differences become deductible.

Management considers the scheduled reversal of deferred tax liabilities (including the impact of available carry back and carry forward periods) and projected future taxable income in making this assessment. Deferred tax assets and liabilities are measured using the currently enacted tax rates that apply to taxable income in effect for the years in which those deferred tax assets and liabilities are expected to be realized or settled. The Company records a valuation allowance to reduce deferred tax assets to the amount that is believed more-likely-than-not to be realized. The Company believes it is more-likely-than-not that forecasted income, together with the tax effects of the deferred tax liabilities and tax planning strategies, will not be sufficient to fully recover the net deferred tax assets. As such, all of the net deferred tax assets have been determined to not be realizable in the future, and therefore a full valuation allowance has been recognized in the current period.

The reconciliation of the income tax benefit is computed at the U.S. federal statutory rate as follows at December 31:

	2019	2018
U.S. federal statutory tax rate	21.00%	21.00%
Permanent differences	-2.46%	0.00%
Change in valuation allowance	-18.48%	-41.09%
Prior tax adjustments	-0.06%	20.09%
Total	0.00%	0.00%

The open tax years subject to examination with respect to the Company's operations are 2016, 2017, and 2018.